[redacted]

11023814

S
Mail Processing
Section

DEC 13 2011

Washington, DC
125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-16207

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 09/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Share Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15770 Dallas Parkway, Suite 860
(No. and Street)

Dallas	Texas	75248
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OK
12/14

OATH OR AFFIRMATION

I, Charles H. Major, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Share Financial Services, Inc., as of September 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHANNA H. LEECH
Notary Public, State of Texas
My Commission Expires
January 23, 2013

[Signature]
Signature

President
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) letter to FINRA District 6 office re audit deficiencies dated 12/12/2011

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COPY

SHARE FINANCIAL SERVICES, INC.
PROVIDING CHURCH FINANCE SINCE 1970

Sent via FINRA Firm Gateway

December 12, 2012

SEC Mail Processing Section
DEC 13 2011
Washington, DC
125

Paxton Dunn
Principal Regulatory Coordinator
FINRA
12801 N. Central Expressway
Suite 1050
Dallas, TX 75243

Re: 2011 Annual Audit Filing – Audit Deficiency

Dear Mr. Dunn:

We are in receipt of your letter of November 29, 2011, regarding significant internal control deficiencies noted in our audited financial statements for the year ended September 30, 2011, and have the following comments:

1. It was noted that we failed to record a liability for commissions not paid by month end on revenue collected by month end. This is a result of two invoices being paid by the trust company on the same day as billed. This is a very rare occurrence as it usually takes one to two business days for the trust companies to process the wire transfers for payment. The accruals for commissions are done based on the receivables balance for outstanding invoices on the balance sheet at the end of each period. As these invoices were paid on the same day, they never showed as a receivable balance at the end of the period, and were therefore missed for the commission accrual calculation. In order to avoid this situation from occurring in the future, commission accruals are now based on billed totals and not on receivable balances.

2. It was noted that deposits in transit at year-end did not clear the bank in a timely manner. This note refers to checks received as payments of fees to the broker/dealer. Usually our fees are paid by wire transfer and post to our bank on the same day. However, there are instances when we receive a check as payment of our fees. When this happens, we book the fee as paid when the check is received. When we had accumulated a few checks, we would drive to the bank and make the deposit. We had not been making bank deposits every day. In order to avoid this from occurring in the future, we now make a trip to the bank each and every time we have a check to deposit.

15770 DALLAS PARKWAY
SUITE 860
DALLAS, TEXAS 75248
972-450-6305
1-800-331-9152
FAX 972-233-0980
WWW.SHAREFINANCIAL.COM

3. It was noted that we had very little excess net capital at various times during the year. This is a direct result of the fact that the country, and the financial services industry in particular, is in the worst economic shape in recent history. Business activity levels are extremely low, capital is very tight, and personal investment levels in these market conditions are almost nonexistent. We have sustained some significant losses over the past 12 months. Given the fact that losses are a component of the net capital computation, it stands to reason that our excess net capital levels will be low. We have made some significant capital contributions to the broker/dealer to offset these losses (during 2011, $165,000), and we will continue to do so as necessary. As the business activity picks back up, and our losses revert back into profits, our excess net capital will increase accordingly.

We are attaching a new completed Form X-17A-5 Part III Facing Page per your instructions. If you have any questions or need further information please contact me.

Sincerely,

Charles H. Major
President

Cc: Securities and Exchange Commission, Washington, DC
Securities and Exchange Commission, Fort Worth, Texas

COPY

SHARE FINANCIAL SERVICES, INC.
PROVIDING CHURCH FINANCE
SINCE 1970

SEC
Mail Processing
Section

DEC 13 2011

Washington, DC
125

Sent via FINRA Firm Gateway

December 12, 2012

Paxton Dunn
Principal Regulatory Coordinator
FINRA
12801 N. Central Expressway
Suite 1050
Dallas, TX 75243

Re: 2011 Annual Audit Filing – Audit Deficiency

Dear Mr. Dunn:

We are in receipt of your letter of November 29, 2011, regarding significant internal control deficiencies noted in our audited financial statements for the year ended September 30, 2011, and have the following comments:

1. It was noted that we failed to record a liability for commissions not paid by month end on revenue collected by month end. This is a result of two invoices being paid by the trust company on the same day as billed. This is a very rare occurrence as it usually takes one to two business days for the trust companies to process the wire transfers for payment. The accruals for commissions are done based on the receivables balance for outstanding invoices on the balance sheet at the end of each period. As these invoices were paid on the same day, they never showed as a receivable balance at the end of the period, and were therefore missed for the commission accrual calculation. In order to avoid this situation from occurring in the future, commission accruals are now based on billed totals and not on receivable balances.

2. It was noted that deposits in transit at year-end did not clear the bank in a timely manner. This note refers to checks received as payments of fees to the broker/dealer. Usually our fees are paid by wire transfer and post to our bank on the same day. However, there are instances when we receive a check as payment of our fees. When this happens, we book the fee as paid when the check is received. When we had accumulated a few checks, we would drive to the bank and make the deposit. We had not been making bank deposits every day. In order to avoid this from occurring in the future, we now make a trip to the bank each and every time we have a check to deposit.

15770 DALLAS PARKWAY
SUITE 860
DALLAS, TEXAS 75248
972-450-6305
1-800-331-9152
FAX 972-233-0980
WWW.SHAREFINANCIAL.COM

3. It was noted that we had very little excess net capital at various times during the year. This is a direct result of the fact that the country, and the financial services industry in particular, is in the worst economic shape in recent history. Business activity levels are extremely low, capital is very tight, and personal investment levels in these market conditions are almost nonexistent. We have sustained some significant losses over the past 12 months. Given the fact that losses are a component of the net capital computation, it stands to reason that our excess net capital levels will be low. We have made some significant capital contributions to the broker/dealer to offset these losses (during 2011, $165,000), and we will continue to do so as necessary. As the business activity picks back up, and our losses revert back into profits, our excess net capital will increase accordingly.

We are attaching a new completed Form X-17A-5 Part III Facing Page per your instructions. If you have any questions or need further information please contact me.

Sincerely,

Charles H. Major

Charles H. Major
President

Cc: Securities and Exchange Commission, Washington, DC ✓
Securities and Exchange Commission, Fort Worth, Texas

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-16207

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 09/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Share Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15770 Dallas Parkway, Suite 860
(No. and Street)

Dallas	Texas	75248
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Charles H. Major, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Share Financial Services, Inc., as of September 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHANNA H. LEECH
Notary Public, State of Texas
My Commission Expires
January 23, 2013

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) letter to FINRA District 6 office re audit deficiencies dated 12/12/2011

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*